Marblegate Acquisition Corp.

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Telephone: (212) 370-1300

September 28, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.Washington, D.C. 20549

Attention: Michael Davis

Re:	Marblegate Acquisition Corp.

Registration Statement on Form S-1

Filed September 9, 2021, as amended

File No. 333-259422

Dear Mr. Davis:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Marblegate Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, September 30, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew Milgram
Andrew Milgram
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Graubard Miller